Filed pursuant to Rule 433

Registration No. 333-151523

Fair Value Estimator Notes

Overview
The MacroSharesTM Fair Value Estimator (“FVE”) computes and discounts security cash flows based upon your projections of annual home price appreciation (HPA) rates. Your projections of HPA rates may be positive or negative, but for the purposes of this tool, should always be based upon your expectation of changes in the initial S&P/Case-Shiller Composite-10 Home Price Index Levels pertaining to the annual periods ending on each December S&P publication date.

Since MacroShares are collateralized by short-term U.S. Treasury Bills and cash-equivalents held in trust, FVE incorporates an average annualized yield assumption that is based on prevailing 90-day T-Bill rates. This average yield assumption is updated monthly.

The fair value estimates produced by FVE do not reflect future trust expenses; however, they do reflect the impact of expenses already realized by each trust up to and including the prior day, via the Underlying Value of each security. For more information on trust collateral, trust fees and expenses, please see the prospectus – www.macroshares.com

The S&P/Case-Shiller Composite-10 Home Price Index is released the final Tuesday of each month at 9am. For more information on index methodology and update schedule, please refer to Standard and Poor’s website – www.standardandpoors.com

Index Level at beginning of 2009, 169.78, is the initial S&P/Case-Shiller Composite-10 Index Level pertaining to the three-month period ending October 2008, that was initially published on December 30, 2008. This is an important reference point for calculating 2009’s Expected HPA.

Initial Index Level, 162.17, is the S&P/Case-Shiller Composite-10 Index Level as of February 24, 2009 (reflects data through December, 2008). At this index level, the Underlying Values of both UMM and DMM are the same: $25.00 per share (which equals the Par Amount per share).

“Unlevered” v. “Levered” Cumulative HPA: the Leverage Factor used for these MacroShares is 3. Therefore, “Levered” HPA is simply 3 times the nominal, or unlevered, cumulative index performance from the security Inception Date.

Market Price Estimates and Underlying Values displayed within FVE are not real-time quotes – they are updated once per day to reflect prevailing prices as of the prior business day’s close. In this “pre-closing” version of FVE, the Market Price Estimates are fixed at the approximate respective midpoints of the offering price ranges for UMM and DMM indicated within the preliminary prospectuses for each security.

“Relative Value” is the percentage difference between the estimate of your Fair Value and the Market Price Estimate. If the Market Price Estimate is higher than the estimated Fair Value, then the market price (estimate) is relatively “Rich”. Similarly, if the Market Price is lower than the estimated Fair Value, then the market price is relatively “Cheap”.

Implied Index Level is the estimated S&P/Case-Shiller Index Level upon security maturity, based on both your HPA assumptions and market prices.

Implied Performance: Home Prices represents the cumulative HPA, from security inception to maturity, implied by your HPA assumptions and, separately, implied by the market price estimates for the securities.

HPA Assumptions Notes

The “Index Level” located below the HPA input boxes displays the implied S&P/Case-Shiller Composite-10 Index Levels published in December of each year. It is important to remember that this Reference Index is published with an approximate two-month lag, i.e., Reference Index levels published in December of any year capture available market transactions through the three-month period ending in October. For the year 2014, since the securities mature on November 25, 2014, the implied Reference Index level displayed is as of the November 2014 index publication date, which will reflect market transactions through the three-month period ending in September of that year.

For more information concerning index publication dates and property data reporting cycle, please see the S&P/Case-Shiller Home Price Index Methodology Document, located here